April 21, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Attn:	Karina Dorin Laura Nicholson

Re: ION Acquisition Corp 3 Ltd.

Registration Statement on Form S-1
Filed April 6, 2021

File No. 333-255072

Ladies and Gentlemen:

On behalf of our client, ION Acquisition Corp 3 Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form S-1 filed on April 6, 2021 (the “Registration Statement”), contained in the Staff’s letter dated April 16, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its Amendment No. 1 (the “Amendment”) to its Registration Statement, which reflects the Company’s responses to the comments received by the Staff. For ease of reference, the comments contained in the Comment Letter are printed below in bold and followed by the Company’s responses. All page references in the responses set forth below refer to page numbers in the Registration Statement.

Registration Statement on Form S-1 filed April 6, 2021

Exhibit 5.1, page 1

1.	“Please have counsel revise its opinion filed as Exhibit 5.1 to clarify that the company is registering 28,750,000 units of the Company, including up to 3,750,000 units which may be purchased upon the exercise of the over-allotment option.”

Response: The Company respectfully advises the Staff that the Company has determined to remove the units and warrants from the Registration Statement and instead register only 28,750,000 Class A ordinary shares, $0.0001 par value (“Ordinary Shares”), of the Company, including up to 3,750,000 Ordinary Shares which may be purchased upon the exercise of the over-allotment option. Because the Amendment no longer contemplates the registration of units, the Company respectfully submits to the Staff that the opinion of White & Case LLP is no longer required. Accordingly, the Company has removed such opinion of counsel from the Amendment.

United States Securities and Exchange Commission

April 21, 2021

Exhibit 5.2, page 1

2.	“Please have counsel revise its opinion filed as Exhibit 5.2 to opine on the Class A ordinary shares issuable upon exercise of the redeemable warrants.”

Response: The Company respectfully advises the Staff that the Company has determined to remove the units and warrants from the Registration Statement and instead register only 28,750,000 Ordinary Shares, including up to 3,750,000 Ordinary Shares which may be purchased upon the exercise of the over-allotment option. Because the Amendment no longer contemplates the registration of warrants, the Company respectfully submits to the Staff that the opinion of counsel regarding Ordinary Shares issuable upon exercise of the redeemable warrants is no longer required. Accordingly, Maples and Calder (Cayman) LLP has not included such opinion in its opinion of counsel filed with the Amendment.

If you have any questions related to this letter, please do not hesitate to contact Colin Diamond at (212) 819-8754.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Gilad Shany, Co-Chief Executive Officer of ION Acquisition Corp 3 Ltd.